UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

PIPE Financing

On October 5, 2025, Critical Metals Corp. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor (the “PIPE Investor”). Pursuant to the Securities Purchase Agreement, the PIPE Investor agreed to subscribe for and purchase from Critical Metals, and Critical Metals agreed to issue and sell to the PIPE Investor, an aggregate of 5,000,000 ordinary shares, par value $0.001 per share, of Critical Metals (“Ordinary Shares”) and a warrant to purchase 10,000,000 Ordinary Shares (the “Warrant”) for an aggregate amount of $35,000,000 million, on the terms and subject to the conditions set forth therein (the “PIPE Financing”). The Warrant has an exercise price of $7.00 per share (subject to adjustment) and will expire on October 5, 2031. The Securities Purchase Agreement also provides that the PIPE Investor will purchase an aggregate amount of (i) 3,000,000 Ordinary Shares from European Lithium Limited (the Company’s largest shareholder) and (ii) 2,000,000 Ordinary Shares from Rimbal Pty Ltd, each for a purchase price of $7.00 per Ordinary Share. The Company will not receive any proceeds from the sale of Ordinary Shares by European Lithium Limited or Rimbal Pty Ltd. The PIPE Financing is expect to close on October 6, 2025 (the “Closing Date”).

In connection with the PIPE Financing, for a period of three months days after the date of effectiveness of the Resale Registration Statement (as defined below), the Company will be restricted from issuing additional Ordinary Shares or filing certain registration statements with the SEC.

Pursuant to the PIPE Financing, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investor. Pursuant to the Registration Rights Agreement, the Company has agreed that, no later than 30 days following the Closing Date, the Company will file with the SEC a registration statement registering the resale of the Shares issued in the PIPE Financing and Ordinary Shares issuable upon exercise of the Warrant (the “Resale Registration Statement”) and will use its reasonable best efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof, but in any event within 30 days after the date of filing the Resale Registration Statement, or 60 days if the U.S. Securities and Exchange Commission reviews the Resale Registration Statement, and maintain the effectiveness of the Resale Registration Statement.

The foregoing descriptions of the Securities Purchase Agreement, Registration Rights Agreement and Warrant Agreement, do not purport to be complete and are subject to and qualified in their entirety by reference to the Securities Purchase Agreement, Registration Rights Agreement, and Warrant Agreement which are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this report on Form 6-K.

The private placement of securities contemplated in connection with the PIPE Financing under the Securities Purchase Agreement was undertaken in reliance upon an exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof.

This Form 6-K does not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under securities laws of any such state or jurisdiction.

Termination of BTC Agreement

On October 3, 2025, the Company agreed to terminate the securities purchase agreement, dated as of January 21, 2025, with the parties thereto (the “BTC Agreement”). The BTC agreement was never consummated. The termination of the BTC Agreement is contingent on closing of the PIPE Financing and a portion of the proceeds from the PIPE Financing will be used to fund the termination of the BTC Agreement.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Incorporation by Reference

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-280017), Form F-3 (File No. 333-286326) and Post-Effective Amendment No. 2 to Form F-1 on Form F-3 (File No. 333-278400) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Securities Purchase Agreement, dated as of October 5, 2025, by and among Critical Metals Corp. European Lithium Limited, Rimbal Pty Ltd, and the investor named therein.
99.2	Registration Rights Agreement, dated as of October 5, 2025, by and between Critical Metals Corp. and the investor named therein.
99.3	Warrant Agreement, dated as of October 5, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: October 6, 2025

4